Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	RALPH M. LEVENE	51 WEST 52ND STREET		JEANNEMARIE O’BRIEN	IAN BOCZKO
HERBERT M. WACHTELL	RICHARD G. MASON	NEW YORK, N.Y. 10019-6150		WAYNE M. CARLIN	MATTHEW M. GUEST
PAUL VIZCARRONDO, JR.	MICHAEL J. SEGAL	TELEPHONE:	(212) 403 -1000	STEPHEN R. DiPRIMA	DAVID E. KAHAN
PETER C. HEIN	DAVID M. SILK	FACSIMILE:	(212) 403 -2000	NICHOLAS G. DEMMO	DAVID K. LAM
HAROLD S. NOVIKOFF	ROBIN PANOVKA			IGOR KIRMAN	BENJAMIN M. ROTH
MEYER G. KOPLOW	DAVID A. KATZ	GEORGE A. KATZ (1965-1989)		JONATHAN M. MOSES	JOSHUA A. FELTMAN
THEODORE N. MIRVIS	ILENE KNABLE GOTTS	JAMES H. FOGELSON (1967-1991)		T. EIKO STANGE	ELAINE P. GOLIN
EDWARD D. HERLIHY	DAVID M. MURPHY	LEONARD M. ROSEN (1965-2014)		DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
DANIEL A. NEFF	JEFFREY M. WINTNER			JOHN F. LYNCH	KARESSA L. CAIN
ANDREW R. BROWNSTEIN	TREVOR S. NORWITZ	OF COUNSEL		WILLIAM SAVITT	RONALD C. CHEN
MICHAEL H. BYOWITZ	BEN M. GERMANA			ERIC M. ROSOF	GORDON S. MOODIE
PAUL K. ROWE	ANDREW J. NUSSBAUM	WILLIAM T. ALLEN	DAVID S. NEILL	MARTIN J.E. ARMS	DONGJU SONG
MARC WOLINSKY	RACHELLE SILVERBERG	PETER C. CANELLOS	BERNARD W. NUSSBAUM	GREGORY E. OSTLING	BRADLEY R. WILSON
DAVID GRUENSTEIN	STEVEN A. COHEN	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	DAVID B. ANDERS	GRAHAM W. MELI
STEVEN A. ROSENBLUM STEPHANIE J. SELIGMAN JOHN F. SAVARESE SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III	DEBORAH L. PAUL DAVID C. KARP RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW	KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF	ANDREA K. WAHLQUIST ADAM J. SHAPIRO NELSON O. FITTS JOSHUA M. HOLMES DAVID E. SHAPIRO DAMIAN G. DIDDEN ANTE VUCIC	GREGORY E. PESSIN CARRIE M. REILLY MARK F. VEBLEN VICTOR GOLDFELD EDWARD J. LEE BRANDON C. PRICE KEVIN S. SCHWARTZ

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	SABASTIAN V. NILES
		KATHRYN GETTLES-ATWA	AMANDA N. PERSAUD
		ADAM M. GOGOLAK	JEFFREY A. WATIKER

October 16, 2015

VIA EDGAR, EMAIL AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:                    Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Gabriel Eckstein, Staff Attorney, Division of Corporation Finance

Re:  Match Group, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 25, 2015

CIK No. 0001575189

Dear Ms. Jacobs and Mr. Eckstein:

On behalf of Match Group, Inc. (“Match” or the “Company”, formerly known as The Match Group, Inc.), we are providing Match’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the letter dated October 9, 2015 (the “Comment Letter”) with respect to the above-captioned Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted by Match on September 25, 2015 (“Amendment No. 1 to the Draft Registration Statement”).

Concurrently with this letter, Match is filing via the EDGAR system an amendment to the Registration

Statement on Form S-1 (the “Registration Statement”).  Courtesy packets containing a copy of this letter and marked copies of the Registration Statement as amended (showing changes to Amendment No. 1 to the Draft Registration Statement) are being emailed to the Staff and also sent via Federal Express.  Each of the pages referenced in Match’s responses below corresponds to the page numbers in those courtesy marked copies.

Set forth below in bold are comments from the Comment Letter.  Immediately below each of the Staff’s comments is Match’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the captions used in the Comment Letter. In the responses below, references to “we,” “our,” “us,” and “the Company” refer to Match and its combined subsidiaries.

Prospectus summary

Business

Who we are, page 1

1.                                      We note your response to prior comment 5.  Please state that the reports by AppAnnie, Kantar Media, Facebook, and Research Now were prepared for you.  In addition, file the consents required by Securities Act Rule 436 or advise.

Response:  The Company advises the staff that it has removed all references to the data obtained from Facebook and Kantar Media from the Registration Statement. With respect to the market studies and industry reports provided by AppAnnie and Research Now, the Company respectfully submits that such information is available to any person upon payment of a reasonable fee to the source for a copy. In the case of the references to the survey conducted by Research Now, the Company respectfully submits that Research Now’s role was not that of an “expert” within the meaning of Securities Act Rule 436 (“Rule 436”). The Company retained Research Now as a service provider to administer a survey that Match developed. Research Now provided both raw data and data in presentation form to Match, which Match then analyzed to calculate the statistics contained in the Registration Statement.

Neither AppAnnie nor Research Now are “experts” within the meaning of Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that statistical data providers are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Indeed, the Company does not believe that providers of such demographic or other statistical data practice within a “profession [that] gives authority to a statement made by [such providers].” Accordingly, absent a specific statement asserting that either AppAnnie or Research Now is an “expert” or that the data obtained from AppAnnie or Research Now has been verified by AppAnnie or Research Now as “experts,” the Company believes that neither AppAnnie nor Research Now should be considered “experts” within the meaning of the federal securities laws. In support of the Company’s position that neither AppAnnie nor Research Now are “experts,” the Company has expressly stated on page ii of the Registration Statement that none of the information obtained from AppAnnie and Research Now has been expertised. In addition, to clarify the roles of the AppAnnie and Research Now, which was not that of “experts,” the Company has modified its disclosure throughout the Registration Statement regarding the information obtained from the from the two and has supplemented the disclosure on page ii to state that certain information was compiled and prepared at the Company’s request.

The Company and the other Section 11 persons understand that, if a third party does not provide a consent in accordance with Rule 436, such disclosure would not be deemed “expertised” and the liability framework of Section 11 of the Securities Act would not operate to shift the burden of reasonable investigation away from the Section 11 persons to such third party. Accordingly, the Company and the other Section 11 persons understand that they will be subject to Section 11 liability with respect to the data and statistics included in the prospectus and that neither AppAnnie nor Research Now will assume any potential liability for such projections.

As a result of the foregoing, the Company respectfully submits that neither AppAnnie nor Research Now should not be considered experts for purposes of Rule 436 and thus consents are not required to be filed as exhibits to the Registration Statement.

Our competitive advantages, page 3

2.                                      We note your revision in response to prior comment 7.  Please disclose how you define “awareness” as you appear to use this as a quantifiable measure of scale.  Also clarify how “awareness” differs from recognition of your brands.  In this regard, we note that you now use the term “recognize” in the penultimate bullet point on page 3.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4 and 94 of the Registration Statement.

Unaudited pro forma combined financial statements

Notes to unaudited pro forma combined financial statements, page 49

3.                                      We note adjustment (f) related to your offering pro forma adjustments.  Please explain how you determined this adjustment to be isolated and objectively measureable effects of your offering transaction, as opposed to judgmental estimates of historical management practices and operating decisions that may or may not have changes as a result of the offering.  That is, explain how this adjustment is factually supportable.  Refer to Article 11 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has deleted the noted pro forma adjustment and provided additional disclosure on page 45 of the Registration Statement to clarify that no pro forma adjustments have been made to reflect additional expenses the Company may incur as a result of being a public company.

Management’s discussion and analysis of financial condition and results of operations

Results of Operations, page 57

4.                                      We have reviewed your response to prior comment 17.  It continues to appear that you should expand your discussion of results of operations for each period presented to provide an analysis by your two operating segments, Dating and Non-dating, as well as provide key metrics for the Non-dating segment.  We note you cite the percentages of Non-dating segment revenue to total revenue, but further note your disclosure on page 65 that you did not acquire The Princeton Review until August 2014.  As a result, your Non- dating segment has grown to represent 10% of your total revenue for the six months ended June 30, 2015, as noted in your response.  Please tell us how your current disclosures meet the disclosure guidance in Section III.F.1 of SEC Release 33-6835.

Response:  We note the Staff’s comment.  The Company respectfully reiterates its belief that, at the current time, the Non-dating segment is not a material driver of the Company’s results of operations.  The Company respectfully notes that the impact of the acquisition of The Princeton Review accounts for substantially all of the changes in the Non-dating segment.  Nonetheless, we have included a segment by segment presentation on pages 62-64 and 67-69 in the year ended comparison of December 31, 2013 to the year ended December 31, 2014 and the comparison of the six months ended June 30, 2014 to the six months ended June 30, 2015 where the effect of Non-dating adds to the understanding of the causes of changes in our results of operations.  Non-dating is immaterial in 2012 and we have, therefore, not included a segment by segment presentation for comparison of the year ended December 31, 2012 to the year ended December 31, 2013 in the discussion of our results of operations.  The Company believes, for the reasons set forth above, that the addition of Non-dating metrics would not assist in understanding the material changes in this segment’s results for the periods presented.  The Company will continue to evaluate the Non-dating segment and will expand its discussion to include metrics as needed to explain the causes of material changes in our results of operations.

5.                                      We note your response to prior comment 18.  Tell us what consideration you gave to disclosing the top Brands in the aggregate that make up a substantial majority of your revenue.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure on page 58 of the Registration Statement.

6.                                      We note your response to prior comment 20.  It continues to appear that you have not quantified and discussed the causes for each of the material changes in each of your line items.  For example, in your discussion of cost of revenue for the six months ended June 30, 2015, you have only quantified $18.2 million of the $34.9 million increase.  Further, general and administrative expense increased $24.0 million for the six months ended June 30, 2015, but it appears that you only quantify and discuss a net increase of $7.9 million.  We also continue to note that several of your line items for 2014, primarily, cost of revenue, selling and marketing expense, indicate the respective expense increased due to acquisitions.  Your disclosures should indicate how these acquisitions impacted the respective line items.  Refer to Section III.D of SEC Release No. 33-6835.

Response:  In response to the Staff’s comment, the Company has expanded its discussion of the results of operations on pages 62-64 and 67-69 to include the quantification of the material changes, including, where appropriate, the effect of acquisitions.

Results of operations for the six months ended June 30, 2014 and 2015

Revenue, page 59

7.                                      We note your response to prior comment 22; however, it is unclear why it would be inconsistent with the management of your business to disclose the extent of the contributions to revenue by Average PMC and ARPPU when you already provide the percentage change in each of these metrics.  Please clarify or revise.  In addition, you should consider clarifying the relationship between these metrics to explain their inverse relationship.

Response:  In response to the Staff’s comment, we have added disclosure on page 58 that highlights for investors the inverse correlation between ARPPU and Average PMC.

As for the other clarification that the Staff has requested, if the request is for us to include the specific dollar amounts relating to the changes in Average PMC and ARPPU, we respectfully submit that such disclosure would be potentially misleading to investors, or at a minimum confusing, because of the interplay between price increases and paying users.   For example, with respect to the comparison between the six months ended June 30, 2015 and June 30, 2014, we believe it would be incorrect to simply attribute an increase of $28.1 million in North America Direct Revenue to revenue growth of $28.5 million attributable to an 11.1% increase in Average PMC, offset by revenue declines of $0.4 million attributable to a 0.1% decrease in ARPPU.  We respectfully advise the Staff that the changes in revenue from a single product cannot be attributed to those elements individually, because of the interaction (inverse correlation) between the two; to suggest otherwise would also not be reflective of how we manage the business: across  our brands, we are constantly calibrating between price and the number of paying members we can attract in order to maximize revenue and enhance overall user experience.  We also believe that providing the percentage changes in these metrics provides investors with the appropriate information regarding the drivers of revenue.  Further, we respectfully submit to the Staff that any disclosure which attributes revenue changes to either Average PMC or ARPPU would require an assumption as to the static nature of the other variable (e.g., “assuming no change in ARPPU, revenue growth from increases in Average PMC would have been XX, and assuming no changes in Average PMC, revenue growth from increases in ARPPU would have been YY.”).  We respectfully submit to the Staff that this type of hypothetical disclosure would be confusing and not helpful to investors.

Cost of revenue, page 60

8.                                      We note your response to prior comment 23.  Please clarify further why segregating cost of revenue in a similar manner as you break out your revenue would not be meaningful.  In this regard, it would appear that there are different factors that make up cost of revenue for these two revenue streams (i.e., Dating and Non-Dating revenues).  Please advise or revise.

Response:  In response to the Staff’s comment, the Company has expanded the discussion of cost of revenue on pages 62-63, 67 and 69 to provide a segment by segment discussion, as described in the response to comment 4 above.  We believe that this presentation and the expanded discussion of the significant factors affecting cost of revenue, provided in response to comment 9 below, collectively provide a sufficient segregation of cost of revenue by type of revenue.

9.                                      Please disclose why your cost of revenue increased significantly more for the six months ended June 30, 2015.  In this regard, we note cost of revenue increased 71.7% for the six months ended June 30, 2015 while over the same period, total direct revenue increased 5.2%.

Response:  In response to the Staff’s comment, the Company has expanded the discussion of cost of revenue on pages 62-63, 67 and 69 to provide a segment by segment discussion and to explain the reasons for the significantly greater change in cost of revenue than revenue.

Our business

Our portfolio, page 94

10.                               We note your revisions in response to prior comment 28.  Please consider clarifying your disclosure by providing the key features under the caption for each of your brands beginning on page 94.

Response:  In response to the Staff’s comment, the Company has provided additional disclosure on pages 97-98 of the Registration Statement.  However, we respectfully submit to the Staff that we do not believe that a list of features by brand will be helpful to investors, as the vast majority of features are common among our various products, and, as we note throughout the document, feature differentiation is only a small part of what distinguishes brands from one another in the eyes of consumers.  Instead, we have attempted to describe the distinguishing characteristics of each brand from a consumer perspective, and have included product features in those descriptions where appropriate.

Combined statement of operations, page F-3

11.                               We have reviewed your response to prior comment 38.  The pro forma effect on earnings per share should not include the effect of using the proceeds to repay the outstanding debt.  This pro forma effect can be presented in the selected financial data but not on the face of the Statements of Operations.

Response:  We note the Staff’s comment.  The Company respectfully advises the Staff that the pro forma earnings per share that will be presented on the face of the Statements of Operations will not include the pro forma effect of using the proceeds to repay the outstanding related party debt.

Notes to combined financial statements, page F-7

12.                               We note your discussion of results of operations for the six months ended June 30, 2015 beginning on page 59 indicates that general and administrative expense and product development expense increased due to severance expense and costs in the current year.  Tell us your consideration of providing footnote disclosure related to your ongoing consolidation.  Refer to FASB ASC 420-10-50-1.

Response:  In response to the Staff’s comment, the Company has added a footnote (Note 9 — Streamlining of technology systems and consolidation of European operations) to the June 30, 2015 unaudited combined interim financial statements on page F-20 to provide a tabular summary of costs related to our ongoing consolidation.

Notes to combined financial statements, page F-26

13.                               We note your response to prior comment 44 that your mobile applications are free to download from the Apple App Store and Google Play Store.  Further, you responded there is no charge to become a registered user of any of your brands.  Please clarify your statement on page 17 that you pay Apple and Google, as applicable, a share (currently 30%) of the revenue that you receive for distributing your applications and in-app products.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Registration Statement.

General

14.                               We will contact you separately with regard to the proposed artwork submitted in response to prior comment 51.

Response:  The Company acknowledges the Staff’s comments provided telephonically regarding the proposed artwork. The Company will be supplementally providing revised artwork to the Staff for review.

* * * * *

Please feel free to contact Ante Vucic (212-403-1370 or AVucic@WLRK.com) or Andrew J. Nussbaum (212-403-1269 or AJNussbaum@WLRK.com) with any further comments or questions relating to the foregoing.

Sincerely,

/s/ Ante Vucic
Ante Vucic

cc:                                Gregg J. Winiarski, Executive Vice President and General Counsel, IAC/InterActiveCorp